As filed with the Securities and Exchange Commission on October 16, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HERSHA HOSPITALITY TRUST

(Exact Name of Registrant as Specified in its Governing Instruments)

148 Sheraton Drive, Box A

New Cumberland, PA 17070

(717) 770-2405

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Ashish R. Parikh

Chief Financial Officer

Hersha Hospitality Trust

148 Sheraton Drive, Box A

New Cumberland, PA 17070

(717) 770-2405

(717) 774-7383 (Telecopy)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Cameron N. Cosby, Esq.	Jay L. Bernstein, Esq.
Randall S. Parks, Esq.	Michael E. McTiernan, Esq.
Hunton & Williams LLP	Clifford Chance US LLP
951 E. Byrd Street	200 Park Avenue
Richmond, Virginia 23219-4074	New York, New York 10166-0153
(804) 788-8200	(212) 878-8000
(804) 788-8218 (Telecopy)	(212) 878-8375 (Telecopy)

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☒    Registration No. 333-109100

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Shares To Be Registered	Amount To Be Registered (2)	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Class A Common Shares	1,150,000	$ 8.60	$9,890,000	$800.11

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, based upon the average of the high and low prices on October 15, 2003, as reported by the American Stock Exchange.
(2)	Includes 150,000 Class A Common Shares which the underwriters have the option to purchase to cover over-allotments, if any.

Explanatory Note:

This Registration Statement is being filed pursuant to Rule 462 (b) under the Securities Act of 1933, as amended (the “Act”), and General Instruction III of Form S-2. The contents of the Registration Statement on form S-2 (File No. 333-109100) filed by Hersha Hospitality Trust, including the exhibits thereto, are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New Cumberland, State of Pennsylvania, on October 15, 2003.

HERSHA HOSPITALITY TRUST (Registrant)

By:	/s/ HASU P. SHAH

Hasu P. Shah Chairman, Chief Executive Officer, and Trustee (Principal Executive Officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 15, 2003.

Signature	Title

/s/ HASU P. SHAH Hasu P. Shah	Chairman, Chief Executive Officer and Trustee (Principal Executive Officer)

/s/ ASHISH R. PARIKH Ashish R. Parikh	Chief Financial Officer (Principal Financial and Accounting Officer)

* K.D. Patel	Trustee

* John M. Sabin	Trustee

* Michael A. Leven	Trustee

* William Lehr, Jr.	Trustee

* Thomas S. Capello	Trustee

* Donald J. Landry	Trustee

*	/s/ ASHISH R. PARIKH

Ashish R. Parikh Attorney-in-Fact

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EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.1	Form of Underwriting Agreement**

3.1	Amended and Restated Declaration of Trust of the Registrant.**

3.2

Articles Supplementary of Hersha Hospitality Trust which classify and designate 350,000 preferred shares of beneficial interest as Series A Preferred Shares of beneficial interest, par value $.01 per share (filed as Exhibit 3.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

3.3	Bylaws of the Registrant.*

4.1	Form of Common Share Certificate*

4.2

Excepted Holder Agreement, dated April 21, 2003, by and among CNL Hospitality Properties, Inc., CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partnership (filed as Exhibit 4.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

5.1	Opinion of Venable LLP***

8.1	Opinion of Hunton & Williams LLP with respect to tax matters***

10.1	Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership*

10.2	First Amendment to the Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership, dated as of December 31, 2001**

10.3

Option Agreement dated as of June 3, 1998, among Hasu P. Shah, Jay H. Shah, Neil H, Shah, Bharat C. Mehta, K.D. Patel, Rajendra O. Gandhi, Kiran P. Patel, David L. Desfor, Madhusudan I. Patni and Manhar Gandhi, and the Partnership*

10.4	Amendment to Option Agreement dated December 4, 1998*

10.5

Contribution Agreement, dated June 3, 1998, between Shree Associates, Devi Associates, Shreeji Associates, Madhusudan I. Patni and Shreenathji Enterprises, Ltd., as Contributor, and Hersha Hospitality Limited Partnership, as Acquiror*

10.6	Contribution Agreement, dated June 3, 1998, between Shree Associates, as Contributor, and Hersha Hospitality Limited Partnership, as Acquiror*

10.7

Purchase Leaseback Agreement entered into as of May 19, 2000 between Hersha Hospitality Limited Partnership and each of Noble Investments Newnan, LLC, Millennium Two Investments Duluth, LLC, Noble Investments RMD, LLC and Embassy Investments Duluth, LLC, entities owned by Noble Investment Group, Ltd. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 5, 2000)

10.8	Form of Percentage Lease*

10.9	Administrative Services Agreement, dated January 26, 1999, between Hersha Hospitality Trust and Hersha Hospitality Management, L.P.*

10.10	Warrant Agreement, dated January 26, 1999, between Anderson & Strudwick, Inc. and Hersha Hospitality Trust*

10.11	Warrant Agreement, dated June 3, 1999, between 2744 Associates, L.P. and Hersha Hospitality Limited Partnership*

10.12	Hersha Hospitality Trust Option Plan*

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Exhibit Number	Exhibit Title

10.13	Hersha Hospitality Trust Non-Employee Trustees’ Option Plan*

10.14

Purchase Agreement, dated December 4, 2001, between Metro Two Hotel, LLC, as Seller, and HHLP Hunters Point, LLC, as Purchaser (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 7, 2001)

10.15

Securities Purchase Agreement, dated as of April 21, 2003, among CNL Hospitality Partners, L.P., Hersha Hospitality Trust and Hersha Hospitality Limited Partners (filed as Exhibit 10.1 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.16

Second Amendment to the Amended and Restated Agreement of Limited Partnership of Hersha Hospitality Limited Partnership, dated as of April 21, 2003 (filed as Exhibit 10.2 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.17

Standstill Agreement, dated as of April 21, 2003, by and among Hersha Hospitality Trust, Hersha Hospitality Limited Partnership, CNL Hospitality Partners, L.P. and CNL Financial Group, Inc. (filed as Exhibit 10.3 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.18

Registration Rights Agreement, dated April 21, 2003, between CNL Hospitality Partners, L.P. and Hersha Hospitality Trust (filed as Exhibit 10.4 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

10.19	Limited Partnership Agreement of HT/CNL Metro Hotels, LP, dated as of April 21, 2003 (filed as Exhibit 10.5 to the Form 8-K filed on April 23, 2003 (SEC File No. 001-14765))

21	List of Subsidiaries of the Registrant**

23.1	Consent of Moore Stephens, P.C.***

23.2	Consent of Venable LLP (included in Exhibit 5.1)

24	Power of Attorney (included on signature page of the Registration Statement)

*	Filed with the SEC as an exhibit to Hersha Hospitality Trust’s registration statement on Form S-11, as amended, Registration No. 333-56087, and incorporated by reference herein.
**	Filed with the SEC as an exhibit to the registration statement on Form S-2, Registration No. 333-109100, and incorporated by reference herein.
***	Filed herewith.

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